SSgA Active ETF Trust

One Lincoln Street

Boston, Massachusetts 02111

April 20, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly Browning

Re:	Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-1A (File Nos. 333-173276 and 811-22542) (the “Registration Statement”)

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Monday, April 23, 2012, or as soon thereafter as practicable.

State Street Global Markets, LLC, the principal underwriter for SSgA Active ETF Trust, has also signed this letter requesting acceleration.

Very truly yours,

SSgA Active ETF Trust	State Street Global Markets, LLC

/s/ Michael Riley By: Michael Riley Title: Vice President	/s/ Don McArdle
By: Don McArdle
Title: Vice President